

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 22, 2018

Via E-Mail
Mr. David Oston
Chief Financial Officer
Five Oaks Investment Corp.
230 Park Avenue, 19th Floor
New York, NY 10169

> **Re: Five Oaks Investment Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-35845**

Dear Mr. Oston:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities